STANCORP EQUITIES, INC.

(SEC I.D. NO. 8-37563)

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES AS OF AND FOR
THE YEAR ENDED DECEMBER 31, 2022
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
* * * * * ***

**Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.**

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SEC FILE NUMBER
8-37563

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

B. REGISTRANT IDENTIFICATION

NAME OF FIRM: StanCorp Equities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1100 S.W. Sixth Avenue, 8th Floor
(No. and Street)

Portland	OR	97204
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles Lim	971-321-3830	Charles.Lim@standard.com
(Name)	(Area Code – Telephone Number)	(Email Address)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mayer Hoffman McCann P.C.
(Name – if individual, state last, first, and middle name)

1000 Campbell Mithun Tower, 222 S. Ninth St.,	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STANCORP EQUITIES, INC.

Table of Contents

Page

This filing contains (check all applicable boxes):**

(x)		Report of Independent Registered Public Accounting Firm	1
(x)		Facing Page	
(x)	(a)	Statement of Financial Condition	3
( )	(b)	Notes to Consolidated Statement of Financial Condition	
(x)	(c)	Statement of Income	4
(x)	(d)	Statement of Cash Flows	5
(x)	(e)	Statement of Changes in Stockholder's Equity	6
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors	
(x)	(g)	Notes to Financial Statements	7
(x)	(h)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	11
( )	(i)	Computation of Tangible Net Worth	
(x)	(j)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	12
( )	(k)	Computation for Determination of Security-Based Swap Reserve Requirements	
( )	(l)	Computation for Determination of PAB Requirements	
(x)	(m)	Information Relating to Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 under the Securities Exchange Act of 1934	13
( )	(n)	Information Relating to Possession or Control Requirements for Security-Based Swap Customers	
( )	(o)	Reconciliations, including Appropriate Explanations, of the FOCUS Report with Computation of Net Capital or Tangible Net Worth	
( )	(p)	Summary of Financial Data for Subsidiaries not Consolidated in the Statement of Financial Condition	
(x)	(q)	An Oath or Affirmation	
( )	(r)	Compliance Report	
(x)	(s)	Exemption Report	
( )	(t)	Independent Public Accountant's Report Based on an Examination of the Statement of Financial Condition	
(x)	(u)	Independent Public Accountant's Report Based on an Examination of the Financial Report or Financial Statements	
( )	(v)	Independent Public Accountant's Report Based on an Examination of the Certain Statements in the Compliance Report	
(x)	(w)	Independent Public Accountant's Report Based on a Review of the Exemption Report	
( )	(x)	Supplemental Reports on Applying Agreed-Upon Procedures	
( )	(y)	Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit, or a Statement that No Material Inadequacies Exist	
( )	(z)	Other	

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



OATH OR AFFIRMATION

I, Jason Burlie, affirm that, to the best of my knowledge and belief, the financial report pertaining to StanCorp Equities, Inc., as of December 31, 2022 is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature 3/21/23 Date

President
Title

Notary Public

GABRIEL PALACIOS
NOTARY PUBLIC
STATE OF TEXAS
ID 128562955
EXP. 03-24-2023



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
StanCorp Equities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StanCorp Equities, Inc. ("Company") as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter – Net Capital Requirement

As discussed in Note 3 to the financial statements, the Company's net capital fell below the minimum amount required.

Mayer Hoffman McCann P.C.
An Independent CPA Firm
222 S. Ninth Street, Suite 1000
Minneapolis MN 55402

Phone: 612.339.7811
Fax: 612.339.9845
mhmcpa.com

A member of Kreston Global – a global network of

Supplemental Information

The Supplemental Information contained in the Supplemental Schedule G Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 as of December 31, 2022, Supplemental Schedule J Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 as of December 31, 2022, and Supplemental Schedule M Information Relating to the Possession and Control Requirements for Brokers and Dealers Under Rule 15c3-3 Under the Securities Exchange Act of 1934 as of December 31, 2022, (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
March 21, 2023

STANCORP EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash	$	4,651,038
Due from affiliates		962,430
Prepaid expenses		200,895
Deferred tax asset, net		963,141
Other assets		22,820
Total assets	$	6,800,324

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$	3,436,284
Income tax payable, net		454,039
Payroll related and other payables		600,421
Total liabilities		4,490,744

STOCKHOLDER'S EQUITY:

Common stock, no par value, $0.50 stated value, 1,000,000 authorized; 10,000 issued and outstanding		5,000
Paid-in capital		2,083,696
Retained earnings		220,884
Total stockholder's equity		2,309,580
Total liabilities and stockholder's equity	$	6,800,324

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues:		
Commission income	$	23,171,610
Expenses:		
Commissions		23,171,610
Personnel		8,174,062
Sales and travel		2,403,634
Service and administration fees		507,467
Telephone		93,233
Printing and postage		96,355
Variable allocated expenses		3,470,269
Other expenses		683,405
Total expenses		38,600,035
Operating expense offset for services provided to affiliates		(15,365,551)
Net expenses		23,234,484
Loss before income tax benefit		(62,874)
Income tax benefit		(62,874)
Net income	$	-

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash flows from operating activities:		
Net income	$	-
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income taxes		(247,885)
Changes in assets and liabilities:		
Due to/from affiliates		(343,215)
Prepaid expenses		76,945
Income tax payable/receivable, net		9,868
Commissions payable		817,287
Payroll related and other payables		243,369
Other, net		(22,273)
Net cash provided by operating activities		534,096
Increase in cash		534,096
Cash, beginning of year		4,116,942
Cash, end of year	$	4,651,038

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance, January 1, 2022..............................	$ 5,000	$ 2,083,696	$ 220,884	$ 2,309,580
Net income	-	-	-	-
Balance, December 31, 2022	$ 5,000	$ 2,083,696	$ 220,884	$ 2,309,580

See Notes to Financial Statements.

STANCORP EQUITIES, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly-owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"), whose ultimate parent is Meiji Yasuda Life Insurance Company. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company's activities are limited to wholesaling an unregistered group annuity contract and a mutual fund trust platform for retirement plans, which are administered by Standard Retirement Services, Inc. ("Standard Retirement Services"). As a wholesaler, the Company solicits and supports third-party broker-dealers and investment advisers that offer or advise their retirement plan clients on using an unregistered group annuity contract or a mutual fund trust platform. The unregistered group annuity contract is issued by Standard Insurance Company ("Standard"). The Company has entered into Administrative Services and Treasury Agreements (the "Agreements") with StanCorp, Standard, and Standard Retirement Services, which provide for the allocation of expenses between the affiliates. Pursuant to the Agreements such expenses are to be allocated at cost or at arms-length transaction value, as determined by the provider of the services. Standard and Standard Retirement Services are each wholly-owned subsidiaries of StanCorp. These allocated costs may not be comparable to those that would be exchanged between unrelated parties.

Basis of Presentation — The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP").

Cash— Cash includes cash on deposit with financial institutions. The Company maintains its cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to the amounts in excess of FDIC insurance coverage.

Commissions Payable — Commissions payable are due to external brokers and registered representatives of the Company for Standard's and Standard Retirement Services' business sold or serviced.

Due to and from Affiliates —Amounts due to affiliates were $0 as of December 31, 2022. Amounts due from affiliates were $962,430 as of December 31, 2022.

Prepaid Expenses — Prepaid expenses are amounts paid to vendors in advance of when services are provided.

Payroll Related and Other Payables — Payroll-related and other payables include payroll related expenses and other accrued operating expenses incurred in generating revenue. In January 2022, the Company switched from paying employees on the last day of the pay cycle of the time worked during the period - known as paying current - to paying employees for their time worked after the pay cycle has closed, referred to as post-work payroll. As a result, the Company now records actual payroll expense for the first pay period of the month and accrues estimated expense for the second pay period of the month. The move to post-work payroll resulted in a lag in timing of cash payments for payroll but did not result in a change in recognition of expenses for payroll on the company's financial statements.

Commission Expense and Commission Income — Commission expense represents commission payments to external brokers for Standard business sold or serviced, which is recorded on a trade date basis or as incurred. Commission expense also includes incentive compensation paid to the Company's representatives, which is expensed as incurred.

The Company records commission income in the form of reimbursement from Standard and its affiliates at the point in time when the corresponding commission expense is incurred, per the terms of the Agreements between the Company and Standard. The Company considered the terms of the Agreements with its affiliates and the lack of any variable consideration features in the nature of the revenue received when concluding there were no remaining unsatisfied performance obligations in relation to the commission activity which occurred during the fiscal year.

Personnel Expense — Personnel expense represents salaries and benefits paid to the Company's personnel.

Sales and Travel Expense — Sales and travel expense represents expenses incurred for sales conferences and promotions for the Company's services and Standard's products.

Service and Administration Fees — Service and administration fees represent fees paid to external vendors for bank fees and fund administration fees.

Telephone Expense — Telephone expense includes all phone service fees and long distance services.

Printing and Postage Expense — Printing and postage includes educational and marketing materials used in the Company's retirement plan business.

Variable Allocated Expenses — Variable allocated expenses consist of allocated overhead cost from StanCorp and affiliates which include, but are not limited to occupancy, information technology expenses, human resources, accounting and legal costs. For the year ended December 31, 2022 the composition of such costs was as follows:

Variable Overhead	
Occupancy....................................	$ 761,460
Other Allocated Costs.....................	2,708,809
Total	$ 3,470,269

Other Expenses — Other expenses include office supplies, data processing software, professional fees, regulatory fees, equipment expense, insurance, and other miscellaneous operating expenses.

Operating Expense Offset for Services Provided to Affiliates — Related Party — Pursuant to the Agreements with StanCorp, Standard, and Standard Retirement Services, non-commission expenses, including income taxes, are allocated to these affiliates by an operating expense offset as these costs are incurred in conjunction with the compliance and licensing services, sales and client services and miscellaneous services that the Company provides to support the operations of StanCorp, Standard, and Standard Retirement Services.

Income Taxes — For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp; however, in accordance with the Company's policy, the Company

computes the provision for income taxes as if it were filing a separate income tax return for financial statement purposes. Throughout 2022 and as of December 31, 2022 the Company did not have any material uncertain tax positions. Years currently open for audit by the Internal Revenue Service are 2019 through 2022. As of December 31, 2022 the Company had a net deferred tax asset of $963,141. Included in the provision for income tax expense was $247,885 of deferred tax benefit for 2022. Total income taxes may differ from the amount computed by applying the federal corporate tax rate of 21% because of the net result of permanent differences and the inclusion of state and local income taxes. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. The combined federal and state effective tax rate was 100% for 2022. The primary cause for the difference in the effective tax rate was due to the allocation of expenses to StanCorp, Standard, and Standard Retirement Services via an operating expense offset. See "Operating Expense Offset for Services Provided to Affiliates – Related Party" for more information. It is the Company's accounting policy to record interest paid on income tax liabilities as interest expense. Income tax penalties incurred are recorded as an operating expense. The Company did not incur any penalties or receive any refunds during 2022.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Beginning in the first quarter of 2020, the outbreak of the novel coronavirus has resulted in stress and disruption of the global economy and financial markets. The Company will continue to monitor the impact to our financial statements and estimates.

Subsequent Events — The Company has evaluated subsequent events through the date these financial statements were available to be issued, March 21, 2023. Standard entered into a reinsurance transaction ("Transaction") to acquire the Minnesota Life Insurance Company retirement plan recordkeeping business, a reporting segment for Securian Financial Group. The primary objective of the transaction for Standard was to expand the scale and competitive position of Standard's retirement offerings in the United States and will accelerate its diversification and growth in the retirement recordkeeping segment. The effective and close date of the transaction was December 1, 2022. As part of the transaction, approximately 38 Recordkeeping Division employees have accepted employment at the Company effective January 2023. The transaction will not result in an adjustment of the Company's annual 2022 financial statements.

On March 17, 2023, StanCorp executed a capital contribution of $2.5 million to the Company in order to support the increased activity as a result of the Transaction as well as the temporary cash timing delays related to the intercompany settlement process associated with the Agreements with affiliates and with the Company's transition to post-work payroll in 2022.

2. **COMMITMENTS AND CONTINGENCIES**

Standard leases certain buildings and equipment and allocates a portion of this expense to the Company under an intercompany service agreement. This agreement is cancellable with a 180 day written notice.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Uniform Net Capital Rule adopted by the SEC, which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $160,294 as of December 31, 2022,

which was $139,089 below the net capital requirement. The Company's ratio of aggregate indebtedness to net capital was 28.02 to 1 as of December 31, 2022. Net capital fell below the minimum amount required as a result of timing of cash payments related to the intercompany settlement process associated with the Agreements with affiliates and the transition to post-work payroll in 2022. The Company's net capital was no longer below the net capital requirement as of February 28, 2023. Additionally, the Company notified FINRA and executed a capital infusion of $2.5 million on March 17, 2023 to support the minimum capital requirement for these temporary timing differences. Had this capital contribution been made as of December 31, 2022, the ratio of aggregate indebtedness to net capital would have been 1.7 to 1. See "Subsequent Events" for further information.

The declaration and payment of dividends or return of capital to StanCorp is subject to the discretion of the Company's Board of Directors depending on financial condition, cash requirements, future prospects, net capital requirements and approval from FINRA. The Company declared no dividends during 2022.

******

Supplemental Schedule G
STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
RULE 15c3-1
AS OF DECEMBER 31, 2022

COMPUTATION OF NET CAPITAL

Stockholder's equity	$	2,309,580
Less: nonallowable assets		2,149,286
Net capital before haircut on security positions		160,294
Haircut on security positions		-
Net capital	$	160,294

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$	4,490,744
Ratio of aggregate indebtedness to net capital		28.02 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	299,383
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above two amounts)	$	299,383
(Net capital deficiency)	$	(139,089)
(Net Capital Deficiency) at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	(288,780)

There are no material differences between the computation of net capital presented above and the computation of net capital as of December 31, 2022 in the Company's unaudited Form X-17A-5, Part II-A re-filed with FINRA on March 21, 2023. As such no reconciliation is needed.

See accompanying Report of Independent Registered Public Accounting Firm.

<u>Supplemental Schedule J</u>

STANCORP EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule. As a result of this exemption, the Company has not included the schedule "Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3."

See accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule M

STANCORP EQUITIES, INC.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF
1934
AS OF DECEMBER 31, 2022**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule. As a result of this exemption, the Company has not included the schedule "Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3 under the Securities Exchange Act of 1934."

See accompanying Report of Independent Registered Public Accounting Firm.